UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 6-K
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CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2021

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
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33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

EXPLANATORY NOTE
On September 20, 2021, Cognyte Software Ltd. (the “Company”) will hold a conference call regarding its financial results for the second quarter ended July 31, 2021. A copy of the related press release is furnished as Exhibit 99.1 hereto.
Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.
The financial information prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flows and included in the press release attached as Exhibit 99.1 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252565).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date:	September 20, 2021

		By:	/s/ David Abadi
			Name:	David Abadi
			Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of Cognyte Software Ltd., dated September 20, 2021 (furnished herewith).